EXHIBIT 11

Hydro’s Code of Conduct

1 GENERAL

The Hydro culture is rooted in the principles of honesty and respect for other people. Successful businesses are profoundly dependent on confidence and a good reputation. Hydro’s diversified operations demand a high degree of care, honesty and integrity. Accordingly, Hydro values its company culture and reputation as key assets. We expect our employees to promote our core values by acting responsibly towards colleagues, business associates and society at large.

The main purpose of Hydro’s Code of Conduct is to ensure that all persons acting on behalf of Hydro perform their activities in an ethical way and in accordance with the standards Hydro sets through its Steering Documents. The rules will help secure compliance with laws and regulations. Legislation with particular relevance to this directive includes domestic legislation based on the OECD convention on briberies and US legislation on fraudulent financial reporting.

This Code of Conduct provides a framework for what Hydro considers responsible conduct, but is not exhaustive. As a Hydro employee, you should always strive to exercise good judgement, care and consideration in your service for the Company. Reference in this Code of Conduct to Hydro or the Company should be understood as Norsk Hydro ASA, its affiliates and subsidiaries.

2 SCOPE AND RESPONSIBILITY

The Code of Conduct applies to all employees – including temporary personnel – of the Company throughout the world as well as to the members of the Board of Directors of Norsk Hydro ASA and of its subsidiaries (Board Members).

You shall avoid acting or encouraging others to act contrary to this Code of Conduct, even if such deviations under the circumstances may appear to be in the Company’s interest. If you are uncertain whether a particular activity is legally or ethically acceptable, you should, as far as practicable, consult in advance with your immediate superior or the Corporate Legal Office.

As a line manager, you are responsible for making these guidelines known and to promote and monitor compliance.

Violation of this Code of Conduct will not be tolerated and may in accordance with relevant legislation lead to internal disciplinary actions, dismissal or even criminal prosecution.

Should an improper practice or irregularity occur within the Company, the Company is committed to make necessary corrections and take remedial action to prevent recurrence.

This document has been approved by the Board of Directors of Norsk Hydro ASA. Deviation handling according to NHC-CD02 Hydro’s Management Model, if any, will be handled by the CEO.

3 COMPLAINTS, EXPRESSIONS OF CONCERN AND NON-PUNISHMENT

Hydro wishes to stimulate actively open discussions about responsible conduct in an improvement oriented and unbureaucratic way. Thus, you should normally discuss your concerns and complaints with your superior. If you deem this not to be appropriate, you may address any other of your superiors, the local Human Resources or HSE staffs, your local compliance officer where such exists, or the Head of Internal Audit Corporate. Such concerns or complaints may be reported confidentially, in your preferred language and – if you find it necessary – anonymously.

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As a matter of law, concerns regarding questionable accounting or auditing matters shall be submitted to the Head of Internal Audit Corporate, which serves as secretary to the Audit Committee of the Board of Directors, or to the chairperson of the Committee.

If you in good faith express your concern to a relevant body within Hydro concerning possible violation of law or Company policy, you shall be protected against any sanctions from Hydro or any Hydro representative due to your report.

It is a violation of this Code of Conduct to discriminate or harass anyone for making such report. Anyone submitting a false report with the obvious intention to harass may, however, be subject to disciplinary action.

If you feel that your pointing out any violation of this policy is in any manner used against you, you should contact your superior or the Head of Internal Audit Corporate.

4 PERSONAL CONDUCT

4.1 Behaviour based on mutual respect

As a Hydro employee or Board Member, you are expected to conduct business and generally behave impeccably towards business associates, colleagues, and others. This includes being sensitive to and respecting foreign cultures and customs.

Hydro does not accept any form of harassment, discrimination or other behaviour that colleagues or business associates may regard as threatening or degrading.

4.2 Intoxicants

Hydro is a drug-free workplace. Accordingly, you may not be under the influence of intoxicating substances, including alcohol, while at work for Hydro.

Limited amounts of alcohol may, however, be served when the local custom and occasion makes it appropriate to do so, and provided that the consumption will not be combined with operating machinery, driving or any other operation that is incompatible with the use of alcohol.

You shall refrain from using, or encouraging others to use, intoxicants in a manner that can place the user, Hydro or any of its business associates in an unfavourable light.

5 EQUAL OPPORTUNITIES

Hydro is committed to an inclusive work culture and appreciates and recognises that all people are unique and valuable, and should be respected for their individual abilities. Hydro does not accept any form of harassment or discrimination on the basis of gender, religion, race, national or ethnic origin, cultural background, social group, disability, sexual orientation, marital status, age or political opinion.

Hydro shall provide equal employment opportunity and treat all employees fairly. Hydro employees and business units shall only use merit, qualifications and other professional criteria as basis for employee-related decisions in Hydro, regarding for instance recruitment, training, compensation and promotion. They shall also show commitment developing programmes and actions to encourage a diverse organisation based on the principle of equal opportunity.

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6 CONFLICTS OF INTEREST AND INTEGRITY

6.1 Fraud and conflict of interest

Hydro’s employees and Board Members shall not seek to obtain advantages for themselves (or related persons) that are improper or in any other way may harm Hydro’s interests, whether or not this constitutes criminal fraud.

You may not take part in or seek to influence any decision under circumstances that can give rise to an actual or perceived conflict of interest. Such circumstances may be a personal interest in the subject matter – economically or otherwise – directly or through someone closely related.

If you become aware of a potential conflict of interest you shall, without delay, notify your immediate superior. Conflicts of interest may not always be clear-cut, so if you are uncertain, you should consult one of your superiors or the Corporate Legal Office.

For particularly sensitive functions or areas of responsibility, each business unit should evaluate the need for routines to identify potential conflicts of interest.

6.2 Bribes, gifts and favours

You shall not, in order to obtain or retain business or other improper advantage in the conduct of business, offer, promise or give any undue advantage to a public official (or a third party) to make the official act or refrain from acting in relation to the performance of her/his official duties. This applies regardless whether the advantage is offered directly or through an intermediary.

Gifts or other favours to business associates shall comply with locally accepted good business practice. Gifts and other favours can only be given or granted provided that they are modest, both with respect to value and frequency, and provided the time and place are appropriate.

As a Hydro employee or Board Member, you are not permitted to accept from business associates monetary or other favours that may affect or appear to affect your integrity or independence. Gifts and other favours can only be accepted to the extent they are modest, both with respect to value and frequency, and provided the time and place are appropriate.

If you are offered or have received such favours beyond common courtesy gifts you shall, without delay, notify your immediate superior or the Corporate Legal Office that will determine whether your integrity or independence may be perceived to be affected.

6.3 Political contributions

Neither Hydro nor any Hydro employee or Board Member shall make financial contributions to political parties on behalf of the Company. This does not preclude Hydro from supporting political views in the interest of the Company.

6.4 Financial interests in other businesses

As a Hydro employee or Board Member, you should avoid having a personal ownership interest – directly or indirectly – in any other enterprise if it compromises or appears to compromise your loyalty to the Company. Before making an investment in a company that competes with the Company or does business with the Company (such as a supplier), other than acquiring less than one percent (1%) of a listed company, your immediate superior shall be consulted. Special attention should in all circumstances be given to potential conflicts of interest as described in section 6.1.

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6.5 Activities with a competitor, supplier or other business associates

Before engaging in any activity that may be perceived to advance the interests of a competitor or a supplier (or other business associates) at the expense of Hydro’s interests, including serving on the board of such company, you shall consult with your immediate superior. You may not market products or services in competition with Hydro’s business activities.

6.6 Confidential information

Information, intellectual property and innovative ideas are valuable Hydro assets. These intangible assets must be appropriately managed and protected. Hydro’s general policy of openness and transparency shall not prevent appropriate protection of information that may be of value to Hydro’s business interests.

Information other than general business knowledge and work experience that becomes known to you in connection with performance of your work, shall be regarded as confidential and treated as such. Of particular relevance are the rules against utilising confidential information for personal gain for yourself or others.

6.7 Safeguarding assets and records

Safeguarding assets and records of Hydro, customers and other business associates is the responsibility of all Hydro employees and other Company representatives. All such assets shall be used and maintained with care and respect while guarding against waste and abuse. The use of Company time, materials, financial assets or facilities for purposes not directly related to Company business is prohibited without authorisation from a relevant Hydro representative. The same applies to the removal or borrowing of Company assets without permission.

7. COMPLIANCE

7.1 Compliance with laws – general

You shall comply with all applicable laws and regulations when conducting business on behalf of the Company. You shall not assist in breach of laws by business associates, whether it constitutes an illegal act for the Company or yourself as an individual, or not.

7.2 Antitrust and competition

You shall comply with the antitrust and competition laws applicable. You should seek advice from the Corporate Legal Office in all matters involving risk of antitrust exposure for Hydro, yourself or any of your reports. See Hydro’s Competition Compliance Manual.

7.3 Insider trading

You shall abstain from trading or giving advise concerning trade in the securities of Hydro and other listed companies on the basis of non-public information learned through your work for Hydro which, if publicly known, may influence the price of the securities.

Hydro has issued regulations for the Company’s primary insiders as well as guidelines for all employees wishing to trade in Hydro or other securities.

7.4 Maintaining records

Hydro is committed to transparency and accuracy in all the Company’s dealings, while respecting confidentiality obligations etc. As a Hydro employee, you have the responsibility to maintain necessary records of the Company’s business and business relations. No false, misleading or artificial entries may

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be made on Hydro’s books and records. All transactions must be fully and completely documented and recorded in Hydro’s accounting records in accordance with section 7.5 below.

7.5 Accurate period reports and other public financial communication

As a matter of applicable securities laws and stock exchange listing standards, Hydro is obligated to provide full, fair, accurate and understandable disclosure in its periodic financial reports, other documents filed with applicable regulatory authorities and agencies as well as in its other public communications. Employees, particularly our senior executives and financial officers, are expected to exercise the highest standard of care in preparing such materials, paying particular attention to the following:

•	Compliance with generally accepted accounting principles and Hydro’s system of internal accounting controls is required at all times.

•	All Hydro accounting records must be kept and presented in accordance with the laws of each applicable jurisdiction. They shall not contain any false or intentionally misleading entries. Moreover, they must fairly and accurately reflect in reasonable detail Hydro’s assets, liabilities, revenues and expenses as well as all transactions or related occurrences which shall be fully and completely documented.

•	No transaction may be intentionally misclassified as to accounts, departments or accounting periods, and unrecorded or “off the books” assets and liabilities should not be maintained unless permitted by applicable law or regulation.

•	No information may be concealed from the internal auditors or the independent auditors.

8 RESPONDING TO INQUIRIES FROM THE PRESS AND OTHERS

Hydro’s profile in domestic and international markets is greatly influenced by our ability to communicate consistently and professionally with external parties, including the media. Consequently, Hydro shall maintain a principle of openness and be honest and responsive when dealing with interested parties outside Hydro as well as society at large.

In order to ensure a co-ordinated interface with external parties, general inquiries about the Company or its employees as well as all inquiries from media, should be directed to the relevant business unit communications department or officer or, alternatively, to Corporate Communication. Inquiries from financial analysts or investors should be passed onto Corporate Investor Relations. Inquiries from external attorneys should be passed on to the Corporate Legal Office or local Hydro legal staff. Other employees and Board Members needing to make public statements shall co-ordinate in an appropriate way as stated above.

9 NO RIGHTS CREATED

This Code of Conduct is a statement of certain fundamental Hydro principles, policies and procedures that govern the Company’s employees and Board Members. It does not create any rights for any customer, supplier, competitor, shareholder or any other person or entity.

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